WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

July 23, 2009

Joseph McCann
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Home Touch Holding Company
Registration Statement on Form S-1
Amendment No. 1.
File No. 333-158713

Dear Ms. Hardy:

We have filed on EDGAR the above Amendment No. 1 and the related response table which is attached to this letter.

Page number references in the table are to pages in the marked copy filed on EDGAR.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Page[s]	Explanation
1 .	1	Footnote eliminated and no reliance upon Rule 416 in connection with this registration statement.
2 .	1	Reference to “will be issued” eliminated. All shares included in this registration statement are issued and outstanding.
3 .	5	Reference to Warrants eliminated. There are no Warrants or share underlying Warrants being registered.
4 .	6	New summary financials inserted and word “audited” omitted
5 .	16
New risk factor entitled “If we do not file a Registration Statement on Form 8-A to become a mandatory reporting company under Section 12(g) of the Securities Exchange Act of 1934, we will continue as a voluntary reporting company and will not be subject to the proxy statement or other information requirements of the 1934 Act, our securities can no longer be quoted on the OTC Bulletin Board, and our officers, directors and 10% stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity, all of which could reduce the value of your investment and the amount of publicly available information about us.” added.

6 .	14 -15	New risk factor entitled “Investors may have difficulty in reselling their shares due to the lack of market or state Blue Sky laws.” added.
7 .	9
Risk factor revised and now entitled “Because we depend on a limited number of suppliers and third party manufacturers for the smart home system products we sell, any interruption in the availability of these products could reduce our revenues.” With conforming disclosure.  The term “vendor” revised to “product suppliers.”

8 .	13	Last paragraph of risk factor revised to add “Any divestiture could reduce our assets or revenues and thus reduce the value of our stock.”
9 .	14	Risk factor revised to conform “Our common stock is currently not quoted on any market. No market may ever develop for our common stock, or if developed, may not be sustained in the future.”
10 .	15	Number of shares in risk factor corrected to read “There are 12,320,000 shares of our common stock held by non- affiliates”
11 .	Between 16 – 17, language omitted	References removed.
12 .	17
Section revised to read “The offering price has been arbitrarily determined and does not bear any relationship to our assets, results of operations, or book value, or to any other generally accepted criteria of valuation.”

13 .	17
Section revised to read “In order to assure that selling shareholders will offer their shares at $.50 per share until our shares are quoted on the OTC Bulletin Board, we will notified our shareholders and our Transfer Agent that no sales will be allowed prior to the date our shares are quoted on the OTC Bulletin Board without proof of the selling price.”

14 .	21	Beneficial ownership disclosed.
15 .	19	As previously disclosed “No selling shareholders are broker-dealers or affiliates of broker-dealers.”
16 .	19-21	Transactions pursuant to which selling shareholders acquired their stock and exemption relied upon disclosed.
17 .	21	Blue Sky language revised.
18 .	24	The holders of these positions are now identified.
19 .	27	Disclosure revised to add “Two affiliates of Williams Law Group, P.A. own an aggregate of 150,000 additional shares being registered in this offering.”
20 .	28
The relationship is solely as a licensed distributor.  “For outside Hong Kong, we license ourselves to one local partner. For instance, Home Touch (Malaysia) Limited and Home Touch (Singapore) Limited. Under our agreement, we authorize them to sell to developers directly.”

21 .	28
We have revised disclosure as follows:  This hardware and software is all our design except the European Installation Bus. Because we do not own any production facilities, we use manufacturers in China to produce some of our products for us.  We also act as a distributor of product manufactured by others, as described below.

We have added disclosure of our agreements with these manufacturers as follows: We design the outlook, print circuit board, software platform, and software interface and we give the designs to various factories in China to manufacture for us.  We have no agreements with our third party manufacturers except Shenzhen Bochuang Hi-Tech Company Limited which manufactures switches and a video door phone for us and do not anticipate any difficulty in locating back up third party manufacturers.  Our Agreement with Shenzhen Bochuang Hi-Tech Company Limited is for a term of two years, commencing August 9, 2006, automatically renewable unless notice is given 60 days in the advance of the expiration date.  The Agreement is currently in force.

22 .	29
We have added the following:  We use this system as backbone and add our own control interface hardware which gives us more flexibility and custom-made to property developers. ABB iBUS system is running on EIB KNX (European Industry Bus) , it is a one wire bus system, low voltage.  A bus system is a wire or collection of wires through which data is transmitted from one part of a computer to another.

23 .	32 -33	A detailed description of these relationships has been added.
24 .	32
Description of cooperation with Microsoft added:  We have cooperated with Microsoft in the Windows Vista launch. Before Window Vista launch in US, we started to develop a smart home function for Vista. And become the first launch smart home program in Vista. The smart home feature is a new direction for PC, and it is suitable to integrate with Vista main feature - Windows Media Center.  Accordingly, we believe we are the only Independent Software Vendor partner that was invited to be their digital home solution provider throughout over the world. We and Microsoft agreed to promote new concept of “ehome.”  We do not have a written agreement with Microsoft we have a join case study leaflet.  Microsoft wants to promote their Vista development platform to the industry.  Because have successful used this platform in our products, they picked us to highlight the advantage and benefits of Windows Vista platform.  We believe this will support additional sales of our products.

25 .	33
Warranty disclosure revised:  We include 12 Months warranty coverage on the products we design and distribute. With respect to products we acquire from third party suppliers, these suppliers reimburse us for the cost of warranty service.

26 .	34	Duration of patents added.
27 .	3535	Size comparison with competitors added.
28		Research and Development change to “design.”
29		See responses below.
30		See responses below.
31		See responses below.
32		See responses below.
33		See responses below.
34		See responses below.
35		See responses below.
36		See responses below.
37		See responses below.
38	44
We have now disclosed the names of the related entities and the reasons for forgiving these obligations, noting in part:  Because the Company was not in a position to meet repayment obligation to these related companies, Technics Group Limited and Penflow Technology (Asia) Limited, the forfeiture was granted by the related companies that were controlled by Mr. David Gunawan Ng and Ms. Stella Wai Yau, the directors of the Company, in exchange for the additional paid-in capital to the Company.  The loans were forfeited by these entities controlled by the principal shareholders of the company in order to improve the Company’s financial position.

39	45	Reference to accredited investors eliminated from this discussion.
40	46	Word “approximately” eliminated.
41 .	46	Date changed to March 31, 2010.
42.	49	Reason added: Ms. Yau Wai has declined any salary for these periods indicating that she wants to help build the business without causing additional financial burden on the company.
43. - 59		See responses below.
60.	52 - 55	Additional indemnification disclosure added.
61.	78	Disclosure concerning share issuance to attorney/affiliates and statutory basis added.
62.	60	Signatures/Titles/Capacity revised.
63.	60	Signatures/Titles/Capacity revised.
64.		Legal opinion revised and refiled as Exhibit 5.1.
65.		Updated consent filed.
66.		Consent now included in Exhibit 5.1.
67.		Lease filed as exhibit.
68.		Exhibits for Item 2 and Item 22 filed.
69.		Legible copies of these exhibits refiled.

Managements Discussion and Analysis, page 33

General

29.           Please relocate to the Business discussion the disclosure regarding your products and solutions. The purpose of the overview in MD&A is to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned in evaluating the company’s financial condition and operating results. This should include a discussion of material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties on which the company’s executives are most focused, and the actions they an taking in response. Please expand this overview disclosure to provide an analysis of the major issues that are of concern to management. For further guidance on the content and purpose of the Overview, see Interpretive Release No.33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Answer:	We have updated the “Overview” of the MD&A to reflect an executive-level discussion of our business, our products and the market we serve.

Summary of Significant Accounting Policies, Page 35

30.           We note that your discussion of critical amounting policies focuses on the method you use to apply an accounting principle rather than presenting your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Your discussion should include those policies that result in the application of significant estimates and judgments. You should address specifically why your accounting estimates or assumptions bear the risk of change. The reason may be that there is an uncertainty attached to the estimate or assumption, or it just may be difficult to measurer value. Equally important, you should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Refer to FR-72.

Answer:	We have updated the “Summary of Critical Accounting Estimates” section of the MD&A to address the Staff’s comment.

Results of Operations. Page 38

31.           We note that you disclose the amount of the changes in individual line items of your statements of operations without explaining the underlying causes for material changes. Please revise consistent with Item 303(A)(3) of Regulation S-Kincluding instruction 4 which requires you to describe the causes for material changes to the extent necessary to an understanding of your businesses as a whole.

Answer:
We have updated the “Results of Operations” section of the MD&A to include explanations of why individual line items in the statement of operations changed from the year ended March 31, 2008 to the year ended March 31, 2009.

32.           Please revise, consistent with Rule 303(A)(3)(iii) to include a narrative discussion of the extent to which increases in your revenues are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. In addition, please note that changes in revenue should not be evaluated solely in terms of volume and price changes, but should also include an analysis of the reasons and factors contributing to the increase or decrease. Refer to SAB Topic 13.B.

Answer:	We have updated the discussion on the changes in revenue from period to period based on the Staff’s comment.

33.           In this regard, please tell us and disclose why project revenues and service revenues increased for the nine months ended December 31, 2008.

Answer:
We have updated the project revenue discussion to disclose the increase in revenue for the year ended March 31, 2009.  The increase was due to work being completed on existing contracts, and the addition and deliver of new contracts obtained during the year.

Liquidity and Capital Resources, Page 39

34.           To better explain cash flows from operations, please revise to explain the reasons for the material changes to the components of working capital i.e., individually significant changes in line items. For example, we note restricted cash increased to $47 thousand and inventories decreased $80 thousand. See Instruction 4 to Item 303(A)(3) of Regulation S-K.

Answer:	We have updated the “Liquidity and Capital Resources” section of the MD&A to more fully explain the changes to our working capital.

35.           We note that you intend to fund future operations with capital from your stockholders. Please tell us and revise your disclosure to describe any agreements with your stockholders to provide additional funding.

Answer:
We have included in the “Liquidity and Capital Resources” section a discussion of our need to obtain additional capital to expand our business and that our stockholders will continue to fund our operations.

36.           We note your disclosure on page 40 that you anticipate that your continued growth will require a substantial increase in capital needs. Please revise to quantify your short-term and long-term capital needs,

Answer:
We need additional capital to grow our operations.  The amount of capital we are able to raise will directly affect the ability and speed of our growth.  We have not quantified a specific capital requirement as we will expand our business at the rate we are able to finance our growth.

37.           We note your disclosure on page 41 that you have undertaken actions to ensure that you will continue as a going concern through December 31, 2009, such as cost saving, growth strategies and capital raising initiatives, including more aggressive sales and marketing, funding from stockholders, and new credit facilities. Please revise to include more specific disclosure about each of the initiatives you have undertaken to ensure the continuation of the business.

Answer:	We disclosed the initiatives we have taken to continue in existence through March 31, 2010 in the last paragraph of the “Liquidity and Capital Resources” section.

Financial Statements

Respond to SEC comment letter dated as May 15, 2009

Financial Statement, page F-1

43. Please update the financial statements to comply with Article 8-08 of Regulation S-X..

Answer:                      We will update the financial statements with the latest filings in accordance with Article 8-08 of Regulation S-X.

44. We note from page 42 that you had revenues of $13,682 from Home Touch Services Company Limited for the year ended March 31, 2008. Please tell us and disclose the nature and amounts of any related party relationship consistent with the disclosure requirements of SFAS 57.

Answer:                      It is revised under the disclosure requirements of paragraph 2, SFAS 57:-

For the nine months ended December 31, 2008, the Company sold its products (hardware and software) at its current market value totaling $13,682 to Home Touch Services Company Limited, a related company which is controlled by Mr. Ng Tze Lung David Gunawan and Ms. Yau Wai Stella, the directors of the Company in a normal course of business.

Note 2. Going Concern Uncertainties, page F-7

45. Please ensure that your disclosure includes a discussion of your viable plan that has the capability of removing the threat to the continuation of the business. The plan should enable the company to remain viable for at least the 12 months following the date of the financial statements being reported on. Refer to FRC 607.02.

Answer:                      Note 2 Going Concern Uncertainties is revised as below:

The accompanying consolidated financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As of March 31, 2008, the Company has experienced negative cash flows from operations of $261,706 with an accumulated deficit of $486,237. Additionally, the Company has sustained continuous losses since its inception. The continuation of the Company as a going concern through March 31, 2009 is dependent upon the continued financial support from its stockholders and credit facility from the revolving lines of credit. The Company also plans institute a growing strategy by setting up a showroom to attract and promote their products and solutions and plans to institute the cost-saving strategy to reduce all non-essential costs. Also, the Company is considering to seek the additional financing for its operations. However, there is no assurance that the Company will be successful in pursuing and securing sufficient funds to sustain the operations.

These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in the Company not being able to continue as a going concern.

46. In this regard, we note that your disclosure on page 41 refers to management plans to obtain new credit facilities. Please tell us why you do not include a discussion of this new credit facility in Note 2.

Answer:                      A discussion of this new credit facility was included. Please refer to Question 45.

47. Further, we note that management plans certain cost-saving initiatives and growing strategies. Please tell us and disclose the nature of these plans so that it is clear why the plans have the capability of removing the threat to the continuation of the business.

Answer:

Cost-saving initiatives include elimination of all non-essential costs and reduction of running costs, which can help to decrease the cash outflow. Growing strategies design to develop a showroom to attract more new projects and promote their products and solutions to improve the cash inflow. The Company believes that these initiatives will better align its costs with its anticipated revenues going forward, it will take time for these initiatives to have an impact on its net revenue and operating income.

48. We note your disclosure that you plan to add equity financing “which is fully described in [the] registration statement.” Please note that the financial statements should be complete and not refer to other sections of your filing which are not part of the audited financial statements. Also, we were not able to locate the additional disclosures related to your equity financing. Please revise your disclosure here and in Note 3 on page F-7 and tell us about the nature of the equity financing. Please similarly revise MD&A to discuss the nature of the capital raising initiatives’ referred to on page 41.

Answer:

The Company has commenced a capital formation activity to submit a Registration Statement on Form S-1 to the Securities and Exchange Commissions (“SEC”) to register and sell in a self-directed 1,579,000 shares of newly issued common stock at an offering price of $0.05 for proceeds of up to $78,950. The Registration Statement on Form S-1 was filed with the SEC on April 22, 2009 but not yet declared effective. This equity financing was removed from Note 3 on page F-7 because it was not effective.

Note 3. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

49. Please tell us the significant terms for each of your significant types of revenue arrangements. For multiple-element arrangements, please discuss how determine the appropriate accounting literature to apply (i.e., SOP 81-1, SOP 97-2 or EITF 00-21) with respect to the separation of deliverables and allocation of the arrangement consideration in those arrangements. Tell us how you identify your deliverables, how you determine whether each deliverable should be treated separately or combined with other deliverables for revenue recognition and whether the deliverable represents a separable earnings process. Discuss how you consider whether the existence of undelivered items in the arrangement precludes recognition of revenue allocated to a specific deliverable. Discuss how you allocate the total arrangement consideration to the deliverables and determine the appropriate revenue recognition principles for each deliverable.

Answer:                      We have 3 types of revenue arrangements:

(1)	Multiple-element arrangements

Include two elements: (1) hardware and software; and (2) provision of design, customized implementation system and technical supports, under the customers’ requirement on significant modification of hardware and customization of software.

The Company offers multiple solutions to their customers' needs. Those solutions may involve the delivery or performance of multiple products and services and performance may occur at different points in time or over different periods of time. In general, its sale arrangements include initial installation of hardware, technical support or implementation services and involve consideration in the form of a fixed fee.

Fee is negotiated in a fixed amount and concluded upon the signing the contract, which provides for a customer deposit upon contract execution, milestone billings. The Company classifies hardware and its related implementation fees together as project revenue in the statement of operation and considers multiple element arrangements. Revenue from the sales of the Company’s hardware are recognized upon shipment or delivery of the hardware provided that persuasive evidence of an arrangement exists, collection is probable, payment terms are fixed and determinable and no significant obligations remain. Revenues from providing implementation services or technical supports are recognized when services are rendered and accepted by the customers.

The Company adopted the Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) to allocates revenue for these transactions that include multiple elements to each unit of accounting based on its relative fair value and recognizes revenue for each unit of accounting when revenue recognition criteria have been met. The price charged when the element is sold separately generally determines fair value. When the Company has objective evidence of the fair values of undelivered elements but not delivered elements, the Company allocates revenue first to the fair value of the undelivered elements, and the residual revenue is then allocated to the delivered elements. If the fair value of any undelivered element included in a multiple element arrangement cannot be objectively determined, revenue is deferred until all elements are delivered or services have been performed, or until fair value can objectively be determined for any remaining undelivered elements.

For fixed fee long-term contracts, the Company recognizes project revenues using the percentage-of-completion method of accounting upon completion of each contract milestone, under the provisions of SOP No. 81-1, “Accounting for Performance of Construction Type and Certain Production Type Contracts” , (“SOP 81-1”).

(2)	Sale of products

Sales of products include hardware items such as lighting and curtain switch, lighting components, video door phone, remote controller and computer accessories, etc; for re-sale.

The Company follows the SEC’s Staff Accounting Bulletin No. 104, “Revenue Recognition” and recognizes product revenue when persuasive evidence of an arrangement exists, the product has been delivered upon shipment, the sales price is fixed or determinable and collectibility is reasonably assured.

(3)	Technical service

Technical service is primarily derived from the provision of technical development on home system solutions to a single customer for a certain period of time, which is accounted for as a long term contract. The Company recognizes technical service income using the percentage-of-completion method of accounting upon completion of each milestone, under the provisions of SOP No. 81-1, “Accounting for Performance of Construction Type and Certain Production Type Contracts” , (“SOP 81-1”). This service is generally billed on a time-cost plus basis in accordance with each milestone under the contract.

50. For your multiple-element arrangements, please disclosure the contract elements permitting separate revenue recognition and describe how they are distinguished. Please also ensure that your disclosure addresses your revenue recognition policy with respect to each of the separate elements.

Answer:                      Please refer to Question 49.

51. We note that you recognize revenue from product sales generally upon shipment. Please tell us and disclose the other revenue recognition policies you use.

Answer:                      We have revised as below:

The Company follows the SEC’s Staff Accounting Bulletin No. 104, “Revenue Recognition” and recognizes revenue from product sales when persuasive evidence of an arrangement exists, delivery has occurred upon shipment, the sales price is fixed or determinable, and collectibility is reasonably assured.

52. On page 34 you disclose that you license your products to certain local partners whereby the local partner is authorized to sell directly to developers. Please tell us and disclose how you account for these transactions.

Answer:                      No such licensing arrangement with local partners. We will revise the disclosure accordingly.

53. We note from page 34 that you also sell software. Please tell us and disclose how you account for these sales.

Answer:	Please refer to Question 49.

54. We note from page 8 that you had revenues of $127,193 from Shenzhen Bochuang Hi-tech Co., Ltd for the nine months ended December 31, 2008. On page 8 you also identify this company as a significant vendor for the year ended March 31, 2008 and the nine months ended December 31, 2008. Please tell us the nature of your relationship with this company and the significant terms of your agreements for purchases and sales of products. Tell us how you account for these transactions and why.

Answer:                      Shenzhen Bochuang Hi-tech Co., Ltd (“SBC”) is an independent party, which is mainly engaged in the supply and manufacture of hardware (switch, controller, transceiver, etc), as a major vendor to the Company since 2005. Starting from December 2008, SBC also becomes the customer to the Company in the provision of consulting service in the development of wireless digital home system in the PRC.

Under the purchase agreement with SBC, we place orders to SBC to manufacture our tailor-made Home Touch products. We account for cost of revenues when the finished goods are received and accepted by the Company.

Under the consulting agreement with SBC, we recognize the revenue based on the degree of completion charged at time-cost plus.

We separately account for purchase and service rendered to SBC.

55. Please disclose, to the extent applicable, contingencies such as rights of return, conditions of acceptance, warranties (including extended warranties), price protection, etc. and the accounting treatment. Also describe material assumptions, estimates, material changes, and reasonably likely uncertainties.

Answer:                      When the products / service rendered, the customer will inspect and test the deliverables for acceptance. The Company normally granted a 12-month warranty and sometimes extended to 18 months without additional consideration. The Company did not foresee any material claim from its past experience. Thus, no provision was provided for and recognized when it occur.

Foreign Currencies Translation, page F-11

56. We note that your reporting currency is the U.S. dollar and your functional currency is Hong Kong dollars. You disclose that you translate your financial statements into U.S. dollars for the’ convenience of readers in the Unites States of America only and have been made at the rate of HK$7.8 to US$1, the approximate free rate of exchange at March 31, 2208 and 2007.” Please tell us how your accounting policy considered paragraphs 12 – 14 of SFAS 57 which require you to translate assets and liabilities using the exchange rate at the balance sheet date and revenues, expenses, gains, and losses using the exchange rate at the dates on which those elements are recognized (an appropriately weighted average exchange rate for the period may be used to translate those elements). You would also include any translation adjustments as part of your other comprehensive income or loss.

Answer:                      Accounting policy on Foreign Currencies Translation is revised as below:

•	Foreign currencies translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The reporting currency of the Company is the United States dollars ("US$"). The Company's subsidiary in Hong Kong maintains its books and records in its local currency, Hong Kong Dollars ("HK$"), which is functional currency as being the primary currency of the economic environment in which the entity operates.

In general, for consolidation purposes, assets and liabilities of its subsidiary whose functional currency is not US$ are translated into US$, in accordance with SFAS No. 52, “Foreign Currency Translation”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income within the statement of stockholders’ equity.

Hence, HK$ and US$ is pegged at the fixed rate of HK$7.8 to US$1. The difference between HK$ and US$ over the years ended March 31, 2009 and 2008 is not significant and no adjustment on foreign currencies translation is recorded as other comprehensive income or loss.

Note 11. Commitments and Contingencies, page F-18

57. On page 9 you disclose that due to restrictions in China that were effective March 2007, you may incur significant costs. Please tell us how you considered the accounting and disclosure requirements of SFAS 5 with respect to this contingency.

Answer:                      This risk factor is not relevant to Home Touch case, whereas Home Touch is not a manufacturer in the PRC and only purchases the related products from their suppliers who may be subject to such environmental requirement.  Hence, Home Touch itself does not need to disclose or consider such contingency from environmental restriction.

Condensed Consolidated Financial Statements, page F-1

Note 4. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

58. We note that you had service revenue of $127,193 for the nine months ended December 31, 2008. On page F-9 you disclose that service revenues consist of consulting and technical support services that are not an element of an arrangement for the sales of products. Please respond to the following:
•	Please tell us in more detail about the nature of the technical support services you provide and the significant terms of the related contacts.
•	Please tell us how you distinguish between technical support services that are part of the sale of products and those that are not.
•
Please tell us and disclose how you recognize revenues for support services that are part of a product sale. For example, we note your disclosure on page 7 that you provide 12 months of free support services and then charge clients for a minimum of three years of maintenance service. Please tell us the significant terms of these significant terms of these agreements and how you account for the associated revenues and costs and why.

Answer:                      Service revenue of $127,193 for the nine months ended December 31, 2008 represented as below:

•	This is an one-off service contract to provide a single customer to perform the technical development and application on the customized home system solutions to meet with its specific requests.
■	Term of contract:	starting from 2008 towards 2010
■	The contract value:	approximately US$448,718, progress billing is made upon the completion of each milestone with the acceptance of the customer
■	Basis of billing mainly includes the material costs charged at the actual cost while labor cost is charged at $23,000 on a monthly basis

•
There has no element of product sale, in which we only provide with the hardware items as the material for the technical development and application purpose, in accordance with the customer’s request. We do not include our products that usually sell to the customers.

•
Such technical service is primarily derived from the provision of technical development and application on home system solutions to a single customer for a certain period of time, which is considered as a long term contract. The Company recognizes technical service income using the percentage-of-completion method of accounting upon completion of each milestone, under the provisions of SOP No. 81-1, “Accounting for Performance of Construction Type and Certain Production Type Contracts” , (“SOP 81-1”). This service is generally billed on a time-cost plus basis in accordance with each milestone under the contract.

Note 9. Related Party Transactions, page F-16

59. We note from page 8 that you had revenues of $144,090 from Home Touch Services Company Limited for the nine months ended December 31, 2008. Please tell us and disclose the nature of any related party relationship consistent with the disclosure requirements of SFAS 57.

Answer:                      It is revised under the disclosure requirements of paragraph 2, SFAS 57:-

For the nine months ended December 31, 2008, the Company provided intelligent home system solutions (consist of products, third party developed software system, customization of self developed software system, installation, programming, testing and commissioning, technical support) at its current market value totaling $130,407 to Home Touch Services Company Limited, a related company which is controlled by Mr. Ng Tze Lung David Gunawan and Ms. Yau Wai Stella, the directors of the Company in a normal course of business, with $8,673 of accounts receivable at period-end.